03001636

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 27 2003 SEC MAIL PROCESSING SECTION WASH, D.C. 181

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45660

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BALLEW INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 I-55 North, Suite 21
(No. and Street)

Jackson, MS 39211
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. BROOKS MOSLEY 601-368-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMITH, TURNER & REEVES
(Name – *if individual, state last, first, middle name*)

AmSouth Bldg., 200 E. Capitol St., Suite 100, Jackson, MS 39225-3027
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 12 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. BROOKS MOSLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BALLEW INVESTMENTS, INC., as of Dec. 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MISSISSIPPI STATEWIDE NOTARY PUBLIC
MY COMMISSION EXPIRES SEPT. 10, 2003
BONDED THRU STEGALL NOTARY SERVICE

Signature

Financial Operations Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BALLEW INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS
AND SCHEDULES

DECEMBER 31, 2002 AND 2001

BALLEW INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS
AND SCHEDULES

DECEMBER 31, 2002 AND 2001

CONTENTS

Smith, Turner & Reeves
A Professional Association of Certified Public Accountants and Consultants

Jackson ♦ Oxford

AmSouth Building
200 East Capitol Street
Suite 100 (39201-2200)
♦
Box 23027
Jackson, MS 39225-3027
♦
601.948.6700
Fax 601.948.6000
www.str-cpa.com

Board of Directors
Ballew Investments, Inc.
Jackson, Mississippi

Independent Auditors' Report

We have audited the accompanying statements of financial condition of Ballew Investments, Inc. (a 100% owned subsidiary of Security Ballew, Inc.) as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ballew Investments, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The 2002 and 2001 information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smith, Turner & Reeves

January 30, 2003

FINANCIAL STATEMENTS

BALLEW INVESTMENTS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Cash	$ 138,704	$ 43,881
Commissions receivable	118	2,523
Due from affiliate	36,892	57,905
	$ 175,714	$ 104,309

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
LIABILITIES:		
Accounts payable and accrued expenses	$ 10,508	$ 6,192
STOCKHOLDER'S EQUITY:		
Common Stock, $.01 par value:		
Authorized - 1,000,000 shares		
Issued and outstanding - 10,000 shares	100	100
Additional paid-in capital	59,900	59,900
Retained earnings	105,206	38,117
	165,206	98,117
	$ 175,714	$ 104,309

See accompanying Notes to Financial Statements.

BALLEW INVESTMENTS, INC.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES:		
Commission and fee income	$ 1,554,966	$ 846,006
Interest income	749	1,632
	1,555,715	847,638
EXPENSES - Note 3:		
Commissions	1,374,717	908,131
General and administrative	92,896	107,346
	1,467,613	1,015,477
INCOME (LOSS) BEFORE INCOME TAXES	88,102	(167,839)
INCOME TAX EXPENSE (BENEFIT) - Note 4	21,013	(57,905)
NET INCOME (LOSS)	$ 67,089	$ (109,934)

See accompanying Notes to Financial Statements.

BALLEW INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance at December 31, 2000	$ 100	$ 59,900	$ 148,051	$ 208,051
Net loss - 2001	-	-	(109,934)	(109,934)
Balance at December 31, 2001	100	59,900	38,117	98,117
Net income - 2002	-	-	67,089	67,089
Balance at December 31, 2002	$ 100	$ 59,900	$ 105,206	$ 165,206

See accompanying Notes to Financial Statements.

BALLEW INVESTMENTS, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Net income (loss)	$ 67,089	$ (109,934)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in commissions receivable	2,405	212,494
(Increase) decrease in due from affiliate	21,013	(57,905)
Increase (decrease) in accounts payable and accrued expenses	4,316	(119,790)
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES	94,823	(75,135)
NET INCREASE (DECREASE) IN CASH	94,823	(75,135)
CASH, BEGINNING OF YEAR	43,881	119,016
CASH, END OF YEAR	$ 138,704	$ 43,881
Supplemental Information:		
Cash paid for income taxes	$ -	$ 56,048

See accompanying Notes to Financial Statements.

BALLEW INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Ownership

Ballew Investments, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is located in Jackson, Mississippi and engages primarily in the business of selling variable life insurance and annuity products, mutual funds and securities traded on various exchanges. The Company has clients throughout the United States, the majority of which are located in the South and Southeast.

The Company is a wholly-owned subsidiary of Security Ballew, Inc. (Security Ballew). Security Ballew is a wholly-owned subsidiary of Highland Capital Holding Corporation located in Birmingham, Alabama.

Recognition of Commission and Fee Income

Commission income and underwriting fees on variable life insurance and annuity products are recognized as revenues when due from the policy issuer. Commission income on securities transactions is recognized on the trade date.

Subordinated Borrowings

The Company had no borrowings under subordination agreements at Decemer 31, 2002 or 2001.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate

NOTE 2 - NET CAPITAL REQUIREMENT (CONTINUED)

indebtedness change from day to day. At December 31, 2002 and 2001, the Company's aggregate indebtedness to net capital was .082 to 1 and .164 to 1, respectively.

The net capital requirement at December 31, 2002 and 2001, follows:

	2002	2001
Minimum net capital required - greater of $5,000 or 6.67% of aggregate indebtedness	$ 5,000	$ 5,000
Net capital computed using regulatory agency requirements	$ 128,196	$ 37,689
Excess net capital	$ 123,196	$ 32,689

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company paid commissions totaling $1,336,376 and $908,131, respectively, for the years ended December 31, 2002 and 2001, to its representatives who are officers of Security Ballew. The amount of commissions and bonuses paid was determined by the management of Security Ballew, who has the ability to affect the results of operations of the Company.

Security Ballew paid insurance premiums of $29,639 and $18,425 for 2002 and 2001, respectively, for errors and omissions insurance for itself, the Company and another affiliate. No allocation to the Company was made for its share.

Management and certain administrative services were provided by Security Ballew's officers and employees at no cost to the Company. The costs of certain employee benefits and office space were also absorbed by Security Ballew. Due to the mutually beneficial relationship of the companies, Management believes it is not practicable to quantify the value of the services.

NOTE 4 - INCOME TAXES

The Company, for income tax purposes, is included in the consolidated tax return of Highland Capital Holding Corporation. For financial statement purposes, the Company computes its income tax by applying the statutory rate to its pretax income reported in the financial statements (separate return method).

The provision for income taxes, which is currently payable or (receivable), consists of the following:

NOTE 4 - INCOME TAXES (CONTINUED)

	2002	2001
Federal	$ 16,758	$ (49,554)
State	4,255	(8,351)
	$ 21,013	$ (57,905)

NOTE 5 - RECLASSIFICATIONS

Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements.

BALLEW INVESTMENTS, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL REQUIREMENT
UNDER SEC RULE 15c3-1

DECEMBER 31, 2002 AND 2001

	2002	2001
NET CAPITAL:		
Total stockholder's equity from statements of financial condition	$ 165,206	$ 98,117
Deduction for nonallowable assets:		
12b-1 fees receivable	(118)	(2,523)
Due from affiliate	(36,892)	(57,905)
Net capital	$ 128,196	$ 37,689
AGGREGATE INDEBTEDNESS:		
Total aggregate indebtedness from statements of financial condition	$ 10,508	$ 6,192
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required - greater of $5,000 or 6.67% of aggregate indebtedness	$ 5,000	$ 5,000
EXCESS NET CAPITAL	$ 123,196	$ 32,689
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.082 to 1	.164 to 1

There are no material differences between the above computations and Ballew Investments, Inc.'s corresponding unaudited Form X-17A-5 Part IIA filing.

BALLEW INVESTMENTS, INC.

SCHEDULE II - COMPUTATION FOR THE DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

YEAR ENDED DECEMBER 31, 2002 AND 2001

EXEMPTION UNDER SECTION (k)(2)(ii) HAS BEEN CLAIMED

The Company is not required to file the above schedules as it has claimed exemption from Securities and Exchange Commission Rule 15c3-3 under Paragraph (k)(2)(ii) of the rule, as the broker-dealer is an introducing broker-dealer who clears all transactions on a fully-disclosed basis through a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing firm which carries all the customer accounts and maintains the appropriate books and records.

Smith, Turner & Reeves
A Professional Association of Certified Public Accountants and Consultants

Jackson ♦ Oxford

AmSouth Building
200 East Capitol Street
Suite 100 (39201-2200)
♦
Box 23027
Jackson, MS 39225-3027
♦
601.948.6700
Fax 601.948.6000
www.str-cpa.com

Board of Directors
Ballew Investments, Inc.
Jackson, Mississippi

Independent Auditors' Report on Internal Accounting Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Ballew Investments, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by Management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide Management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with Management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smith, Turner & Reeves

January 30, 2003